AMENDMENT NO. 4 TO
AMENDED AND RESTATED BYLAWS
OF AIM INVESTMENT FUNDS
Adopted effective April 30, 2010
The Amended and Restated Bylaws of AIM Investment Funds (the “Trust”), adopted effective September 14, 2005, (the “Bylaws”), are hereby amended as follows:
1.	AIM Investment Funds is now named AIM Investment Funds (Invesco Investment Funds).

2.	All references to AIM Investment Funds in the Bylaws are hereby deleted and replaced with AIM Investment Funds (Invesco Investment Funds).